Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-209699

Supplementing the Preliminary Prospectus Supplement dated

February 25, 2016 (to Prospectus dated February 25, 2016)

$1,400,000,000

Kellogg Company

$750,000,000 3.250% Notes due 2026

$650,000,000 4.500% Debentures due 2046

Pricing Term Sheet

February 25, 2016

Issuer:	Kellogg Company

Anticipated Ratings*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Trade Date:	February 25, 2016

Settlement Date:	March 7, 2016 (T+7)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

Mizuho Securities USA Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Brandford Shank & Co., L.L.C.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Title of Securities:	2026 Notes	2046 Debentures

Principal Amount:	$750,000,000	$650,000,000

Maturity Date:	April 1, 2026	April 1, 2046

Coupon (Interest Rate):	3.250%	4.500%

Price to Public:	99.896%	99.003%

Yield to Maturity:	3.262%	4.561%

Spread to Benchmark Treasury:	157 bps	200 bps

Benchmark Treasury:	UST 1.625% due February 15, 2026	UST 3.000% due November 15, 2045

Benchmark Treasury Price and Yield:	99-12+ / 1.692%	109-03 / 2.561%

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2016	April 1 and October 1, beginning October 1, 2016

Make-Whole Call:	At any time at a discount rate of Treasury Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date	At any time at a discount rate of Treasury Rate plus 30 basis points, plus accrued and unpaid interest to the redemption date

CUSIP/ISIN:	487836 BP2 / US487836BP25	487836 BQ0 / US487836 BQ08

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. toll-free at 1-866-718-1649; Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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